File No. 333-266260
As filed with the SEC on September 27, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________
FORM N-14
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.
POST-EFFECTIVE AMENDMENT NO. 1
__________________
SALIENT MF TRUST
(Exact Name of Registrant as Specified in Charter)
__________________
4265 San Felipe, 8th Floor
Houston, Texas 77027
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, including Area Code: 1-713-993-4001
__________________
Gregory A. Reid
Salient MF Trust
4265 San Felipe, 8th Floor
Houston, Texas 77027
(Name and Address of Agent for Service)
__________________
Copies to:
George J. Zornada
K&L Gates LLP
One Lincoln Street
Boston, MA 02111-2950
(617) 261-3231
__________________

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Class A shares of beneficial interest, without par value, of Salient MLP & Energy Infrastructure Fund, a series of the Registrant.

No filing fee is due because Registrant is relying on section 24(f) of the Investment Company Act of 1940, as amended.

SALIENT MF TRUST (THE “REGISTRANT”)
CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A — Proxy Statement and Prospectus - Incorporated herein by reference to the definitive form of Proxy Statement/Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (“Securities Act”), on August 17, 2022, SEC accession number 0001104659-22-092182.

Part B — Statement of Additional Information - Incorporated herein by reference to the definitive form of Statement of Additional Information filed pursuant to Rule 497 under the Securities Act, on August 17, 2022, SEC accession number 0001104659-22-092182.

Part C — Other Information

Signature Pages

Exhibits - The sole purpose of this filing is to file as exhibits, with respect to the reorganization described in the Registrant’s Registration Statement on Form N-14, filed on July 21, 2022: (i) the executed Agreement and Plan of Reorganization and Termination, as required by Item 16(4) of Form N-14; and (ii) the opinion of counsel supporting the tax matters and consequences to shareholders of the reorganization, as required by Item 16(12) of Form N-14.

SALIENT MF TRUST

PART C: OTHER INFORMATION

ITEM 15.	INDEMNIFICATION

The Registrant’s Agreement and Declaration of Trust, incorporated by reference from the Registrant’s initial Registration Statement on Form N-1A, as filed with the U.S. Securities and Exchange Commission (“SEC”) via Edgar on March 20, 2012, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers, employees and other “Covered Persons” (including their respective heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances), in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person. To the extent required by the Investment Company Act of 1940, as amended (the “1940 Act”), but only to such extent, no indemnification shall be provided to a Covered Person. Additionally, an Indemnification Agreement entered into between the Registrant and certain former Trustees provides for expressly continued indemnification rights, including for periods subsequent to the resignation or retirement of each such Trustee, with respect to certain expenses actually and reasonably incurred by the Trustee in any proceeding arising out of or in connection with the Trustee’s service to the Registrant.

Pursuant to the Distribution Agreement between the Registrant and Foreside Fund Services, LLC (the “Distributor”), incorporated by reference from Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A as filed with the SEC via Edgar on September 4, 2012, the Distributor shall indemnify, defend and hold the Salient MLP & Energy Infrastructure Fund (the “Fund”), its affiliates, and each of their respective directors, officers, employees, representatives, and any person who controls or previously controlled the Fund within the meaning of Section 15 of the Securities Act of 1933, as amended (the “Securities Act”) (collectively, the “Client Indemnitees”), free and harmless from and against any and all Losses that any Client Indemnitee may incur under the 1933 Act, the Securities Exchange Act of 1934, as amended, the 1940 Act, any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or based upon (i) the Distributor’s breach of any of its obligations, representations, warranties or covenants contained in this Agreement; (ii) the Distributor’s failure to comply with any applicable securities laws or regulations; or (iii) any claim that the Registration Statement, Prospectus, sales literature and advertising materials or other information filed or made public by the Fund (as from time to time amended) include or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements not misleading, insofar as such statement or omission was made in reliance upon, and in conformity with, information furnished to the Fund by the Distributor in writing. Such indemnification does not protect the Fund against any liability to the Distributor to which the Fund would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties under the Distribution Agreement or by reason of its reckless disregard of its obligations under the Distribution Agreement.

Further, the Registrant’s Investment Management Agreement with Salient Capital Advisors, LLC (“SCA” or the “Adviser”) on behalf of the Fund, incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement, as filed with the SEC via Edgar on July 2, 2012, contains provisions limiting the liability, and providing for the indemnification, of the Adviser and its personnel under certain circumstances. The Investment Management Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the applicable Fund, the Fund’s Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification by the Fund, to the fullest extent permitted by law, of its Adviser or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund.

Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the 1933 Act, may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 15, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16.	EXHIBITS

(1)	(a)	Certificate of Trust of the Registrant, dated as of November 15, 2011. (1)

	(b)	Agreement and Declaration of Trust of the Registrant, dated as of November 15, 2011. (1)

	(c)	Amended Schedule A to the Agreement and Declaration of Trust of the Registrant, dated as of May 1, 2016. (8)

(2)		Amended Bylaws of the Registrant. (8)

(3)		Not applicable.

(4)		Agreement and Plan of Reorganization and Termination.*

(5)		Not applicable.

(6)	(a)	Investment Management Agreement between the Registrant, on behalf of its series Salient MLP & Energy Infrastructure Fund, and Salient Capital Advisors, LLC (“SCA” or the “Adviser”). (2)

(7)	(a)	Distribution Agreement between the Registrant and Foreside Fund Services, LLC (the “Distributor”). (3)

	(b)	First Amendment to the Distribution Agreement between the Registrant and the Distributor. (3)

	(c)	Second Amendment to the Distribution Agreement between the Registrant and the Distributor. (5)

	(d)	Third Amendment to the Distribution Agreement between the Registrant and the Distributor. (6)

	(e)	Distribution Services Agreement between the Registrant and the Distributor. (3)

	(f)	Form of Distribution Novation Agreement. (9)

	(g)	Distribution Novation Agreement. (10)

(8)		Not applicable.

(9)	(a)	Global Custodial Services Agreement between the Registrant and Citibank, N.A. (the “Custodian”). (2)

	(b)	Amendment to the Global Custodial Services Agreement between the Registrant and the Custodian. (2)

(10)	(a)	Rule 12b-1 Plan of Salient MLP & Energy Infrastructure Fund (Class A Shares). (10)

	(b)	Rule 12b-1 Plan of Salient MLP & Energy Infrastructure Fund (Class C Shares). (10)

	(c)	Rule 12b-1 Plan of Salient MLP & Energy Infrastructure Fund (Class I Shares). (10)

(11)		Legal Opinion of K&L Gates LLP. (14)

(12)		Tax Opinion of K&L Gates LLP.*

(13)	(a)	Administration, Bookkeeping and Pricing Services Agreement among the Registrant, Forward Funds and ALPS Fund Services, Inc. (“ALPS”), dated as of December 1, 2018. (11)

	(b)	Amendment No. 1 to the Administration, Bookkeeping and Pricing Services Agreement among the Registrant, Forward Funds and ALPS, dated as of December 13, 2019.(12)

	(c)	Transfer Agency and Services Agreement among the Registrant, Forward Funds and ALPS, dated as of July 20, 2018. (11)

	(d)	Amendment No. 1 to the Transfer Agency and Services Agreement among the Registrant, Forward Funds and ALPS, dated as of December 13, 2019.(12)

	(e)	Expense Limitation Agreement between the Registrant, on behalf of its series Salient MLP & Energy Infrastructure Fund, and SCA, dated as of April 26, 2022.(13)

	(f)	Administrative Service Plan and Supermarket Compliance Policy. (4)

	(g)	Compliance Support Services Agreement between the Registrant and ALPS Fund Services, Inc. (“ALPS”), dated as of January 17, 2017. (9)

	(h)	Amendment No. 1 to the Compliance Support Services Agreement between the Registrant, Forward Funds, Salient MLP & Energy Fund and ALPS, dated as of December 13, 2019. (12)

	(i)	Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3 of Salient MF Trust and Forward Funds. (9)

(14)		Consent of Independent Registered Public Accounting Firm. (14)

(15)		Not applicable.

(16)		Power of Attorney. (14)

(17)		Form of Proxy Card.(14)

(18)		Not applicable.

(1)	Incorporated by reference from the Registrant’s initial Registration Statement on Form N-1A, as filed with the SEC via Edgar on March 20, 2012.
(2)	Incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement, as filed with the SEC via Edgar on July 2, 2012.
(3)	Incorporated by reference from Post-Effective Amendment No. 2 to the Registrant’s Registration Statement, as filed with the SEC via Edgar on September 4, 2012.
(4)	Incorporated by reference from Post-Effective Amendment No. 5 to the Registrant’s Registration Statement, as filed with the SEC via Edgar on April 30, 2013.
(5)	Incorporated by reference from Post-Effective Amendment No. 8 to the Registration Statement, as filed with the SEC via Edgar on January 29, 2014.
(6)	Incorporated by reference from Post-Effective Amendment No. 13 to the Registration Statement, as filed with the SEC via Edgar on October 31, 2014.
(7)	Incorporated by reference from Post-Effective Amendment No. 15 to the Registration Statement, as filed with the SEC via Edgar on April 30, 2015.
(8)	Incorporated by reference from Post-Effective Amendment No. 20 to the Registration Statement, as filed with the SEC via Edgar on April 29, 2016.
(9)	Incorporated by reference from Post-Effective Amendment No. 22 to the Registration Statement, as filed with the SEC via Edgar on April 28, 2017.
(10)	Incorporated by reference from Post-Effective Amendment No. 24 to the Registration Statement, as filed with the SEC via Edgar on April 30, 2018.
(11)	Incorporated by reference from Post-Effective Amendment No. 26 to the Registration Statement, as filed with the SEC via Edgar on April 30, 2019
(12)	Incorporated by reference from Post-Effective Amendment No. 28 to the Registration Statement, as filed with the SEC via Edgar on April 30, 2020
(13)	Incorporated by reference from Post-Effective Amendment No. 32 to the Registration Statement, as filed with the SEC via Edgar on April 29, 2022
(14)	Incorporated by reference from the Registration Statement on Form N-14, as filed with the SEC via Edgar on July 21, 2022
*	Filed herewith.

ITEM 17.	UNDERTAKINGS

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the 1933 Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on behalf of the Registrant in the City of Houston and the State of Texas on the 27th day of September, 2022.

SALIENT MF TRUST

/s/ Gregory A. Reid
Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Gregory Reid	Trustee & Principal Executive Officer	September 27, 2022
Gregory Reid

/s/ Stephen Leonhardt Stephen Leonhardt	Treasurer & Principal Financial Officer	September 27, 2022

/s/ Jonathan P. Carroll*	Trustee	September 27, 2022
Jonathan P. Carroll

/s/ Bernard A. Harris Jr.*	Trustee	September 27, 2022
Dr. Bernard A. Harris Jr.

/s/ Haig G. Mardikian*	Trustee	September 27, 2022
Haig G. Mardikian

/s/ A. John Gambs*	Trustee	September 27, 2022
A. John Gambs

/s/ Julie Allecta*	Trustee	September 27, 2022
Julie Allecta

*By:	/s/ Stephen Leonhardt	September 27, 2022
Stephen Leonhardt
Attorney-in-Fact

* Pursuant to Power of Attorney incorporated by reference from the Registration Statement on Form N-14, as filed with the SEC via Edgar on July 21, 2022.

INDEX TO EXHIBITS

(4)	Agreement and Plan of Reorganization and Termination.

(12)	Tax Opinion of K&L Gates LLP.